Richard P. Cunningham, Jr. 1401 E. Cary Street Richmond, VA 23219 Direct Dial: 804.823.4017 rcunningham@kv-legal.com

December 17, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc.
Preliminary Proxy Statement
Filed December 17, 2013
Commission File No. 000-54946

Ladies and Gentlemen:

This letter is being submitted on a supplemental basis to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on behalf of our client, Bluerock Residential Growth REIT, Inc. (the “Company”), in connection with the filing of a preliminary proxy statement on December 17, 2013 with the Commission (the “Proxy Statement”).

The Proxy Statement contains a proposal for the adoption by stockholders of the Company’s 2014 Equity Incentive Plan for Individuals (the “2014 Individuals Plan”) and the Company’s 2014 Equity Incentive Plan for Entities (the “2014 Entities Plan,” and collectively with the 2014 Individuals Plan, the “2014 Plans”). Each of the 2014 Plans provides for the grant of options to purchase shares of the Company’s common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards (“Share-Based Awards”).

Employees and officers of the Company and its affiliates (including employees of the Company’s external advisor and its operating partnership) and members of the Company’s Board of Directors are eligible to receive grants under the 2014 Individuals Plan. In addition, individuals who provide significant services to the Company or an affiliate, including individuals who provide services to the Company or an affiliate by virtue of employment with, or providing services to, the Company’s external advisor or its operating partnership (in each case, excluding services that are promotional in nature or in connection with maintaining a market in the Company’s securities or the offer and sale of the Company’s securities in a capital-raising transaction (“Excluded Services”)) are eligible to receive grants under the 2014 Individuals Plan. Entities that provide significant services to the Company or its affiliates, including the Company’s external manager, may be eligible to receive grants under the 2014 Entities Plan other than for Excluded Services.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 17, 2013

Pursuant to Instruction 5 to Item 10 of Rule 14a-101 (Schedule 14A) of the Securities Exchange Act of 1934, as amended, the Company supplementally informs the Commission that: (1) the Company intends to register the Share-Based Awards to be made under the 2014 Individuals Plan, including shares of the Company’s common stock issuable upon the exercise or conversion of Share-Based Awards, as applicable, on a Registration Statement on Form S-8, following adoption of the 2014 Individuals Plan by the Company’s stockholders and, in any event, prior to any grants or awards being made; and (2) Shares-Based Awards to be made under the 2014 Entities Plan, including shares of the Company’s common stock issuable upon the exercise or conversion of Share-Based Awards, as applicable, will be granted and issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

Please contact me at (804) 823-4017 if you have any further questions about the above matter.

Very truly yours,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

cc:	R. Ramin Kamfar
Christopher Vohs